Mail Stop 3628
                                                              August 27, 2019


    Leland F. Bunch III
    President and Chief Executive Officer
    Banc of America Merrill Lynch Commercial Mortgage Inc.
    One Bryant Park
    New York, New York 10036

            Re:   BANK 2018-BNK12
                  Form 10-K for Fiscal Year Ended December 31, 2018 Filed March 25, 2019
                  File No. 333-206847-09

    Dear Mr. Bunch:

           We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.


                                                              Sincerely,

                                                              /s/ Rolaine S.
Bancroft

                                                              Rolaine S.
Bancroft
                                                              Senior Special
Counsel
                                                              Office of
Structured Finance


    cc:     W. Todd Stillerman, Esq.
            Banc of America Merrill Lynch Commercial Mortgage Inc.

            Henry A. LaBrun, Esq.
            Cadwalader, Wickersham & Taft LLP